



Hippos & Hashbrowns LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%

Target Raise Amount: $60,000

Offering End Date: July 26, 2023

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: Hippos & Hashbrowns LLC

Founded: September 14, 2020

Address: 2349 Gus Thomasson Rd.
Dallas, TX 75228

Industry: Commercial Bakeries

Employees: 1

Website: www.hipposandhashbrowns.com

Use of Funds Allocation:

If the maximum raise is met:

$57,300 (95.50%) – of the proceeds will go towards refinancing debt
$2,700 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 2,150 Followers





Business Metrics:

	FY21	FY22	YTD 3/31/2023
Total Assets	$6,368	$83,251	$50,066
Cash & Cash Equivalents	$3,869	$75,660	$17,291
Accounts Receivable	$0	$0	$0
Short-term Debt	$14,400	$7,453	$7,271
Long-term Debt	$0	$0	$0
Revenue	$85,896	$109,115	$14,000
Cost of Goods Sold	$24,130	$24,561	$8,423
Taxes	$0	$0	$0
Net Income	$12,071	$27,460	-$19,190

Recognition:

Hippos & Hashbrowns LLC (DBA Hippos & Hashbrowns) was born from a desire to help others enjoy real, made-from-scratch foods. They began by selling baked goods at farmers markets and later expanded to supply local grocers and specialty shops. Their whole grain crisps are available also at Whole Foods in the DFW area. They have been written up in Edible Magazine, The Advocate, and D Magazine and their biscuits have been featured on the cover of Garden & Gun magazine.

About:

Hippos & Hashbrowns LLC (DBA Hippos & Hashbrowns) is a family run business dedicated to providing wholesome treats and healthy eats. They believe that food nourishes more than the body and that good food is part of a good life. Their signature item is a thinly sliced whole grain crisp in three flavors. Each has a special blend of healthy seeds, nuts and raisins with no added fats, oils or eggs.

For more information, contact our Customer Support Team at support@thesmbx.com

